Private and Confidential

Date 15 November 2007

NAVIOS MARITIME HOLDINGS INC.

as Borrower

COMMERZBANK AG and HSH NORDBANK AG

as Lenders

HSH NORDBANK AG

as Swap Bank, Joint-Arranger, Agent,

Account Bank and Security Trustee

and

COMMERZBANK AG

as Joint-Arranger

as Swap Bank

SUPPLEMENTAL AGREEMENT

in relation to a Facility Agreement dated 1 February 2007,

for a loan facility of up to US$280,000,000

and a revolving credit facility of up to US$120,000,000

Ince & Co

47-49 Akti Miaouli

Piraeus 185 36

Greece

Tel: 210 429 2543

Fax: 210 429 3318

Index

Clause		Page No

1	INTERPRETATION	3

2	AGREEMENT OF THE LENDERS	7

3	FURTHER AGREEMENTS	8

4	REPRESENTATIONS AND WARRANTIES	11

5	AMENDMENTS TO FACILITY AGREEMENT AND OTHER SECURITY DOCUMENTS	15

6	FURTHER ASSURANCES	17

7	FEES AND EXPENSES	17

8	NOTICES	18

9	SUPPLEMENTAL	18

10	LAW AND JURISDICTION	18

THIS AGREEMENT is made on 15 November 2007

BETWEEN

(1)	NAVIOS MARITIME HOLDINGS INC. as Borrower;
(2)	COMMERZBANK AG and HSH NORDBANK AG as Lenders;
(3)	HSH NORDBANK AG as Swap Bank, Joint-Arranger, Agent, Account Bank and Security Trustee; and
(4)	COMMERZBANK AG as Joint-Arranger and Swap Bank.

BACKGROUND

(A)

By a Facility Agreement dated 1 February 2007 and made between (i) the Borrower and (ii) the Lenders, the Lenders have made available to the Borrower a term loan of up to US$280,000,000 and a revolving loan of up to US$120,000,000.

(B)

The Borrower has made a request to the Lender that it releases and discharges some of the security provided to the Lenders pursuant to the Facility Agreement and that it accepts additional security in substitution thereof.

(C)

This Agreement sets out the terms and conditions on which the Lenders agree, with effect on and from the Effective Date, at the request of the Borrower, to discharge their mortgages over certain Vessels and the consequential amendments to the Facility Agreement.

IT IS AGREED as follows:

1	INTERPRETATION
1.1	Defined expressions. Words and expressions defined in the Facility Agreement shall have the same meanings when used in this Agreement unless the context otherwise requires.
1.2	Definitions. In this Agreement, unless the contrary intention appears:

“Asteriks Deed of Covenant” means the deed of covenant collateral to the Asteriks Mortgage required to be executed by the Asteriks Owners in favour of the Security Trustee, in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Asteriks General Assignment” means a first priority general assignment of the earnings, the insurances and requisition compensation of “NAVIOS ASTERIKS” executed or to be executed by the Asteriks Owners in favour of the Security Trustee, in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Asteriks Guarantee” means the unconditional, irrevocable and on demand guarantee of the obligations of the Borrower under the Facility Agreement and the Security Documents required to be executed by the Asteriks Owners in favour of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Asteriks Management Agreements” means the agreements between (i) the Asteriks Owners and the Technical Manager and (ii) the Asteriks Owners and the relevant Commercial Manager, each in a form previously approved in writing by the Agent (acting on the instructions of the Majority Lenders);

“Asteriks Managers’ Undertakings” means the undertakings and assignment, required to be executed respectively hereunder by the Technical Manager and the relevant Commercial Manager in favour of the Security Trustee in respect of “NAVIOS ASTERIKS” each in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Asteriks Mortgage” means a first priority Maltese statutory mortgage in respect of the “NAVIOS ASTERIKS” made or to be made by the Asteriks Owners in favour of the Security Trustee in such form as the Agent and the Majority Lenders may in their sole discretion;

“Asteriks Owners” means together Kleimar and White Narcissus Marine S.A., a corporation organized and existing under the laws of Panama, with its registered office at Panama City, Panama;

“Asteriks Security Documents” means, together:

(a)	the Asteriks Guarantee;
(b)	the Asteriks General Assignment;
(c)	the Asteriks Mortgage;
(d)	the Asteriks Deed of Covenant; and
(e)	the Asteriks Managers’ Undertakings

and, in the singular, means any of them;

“Aurora Charter” means a time charterparty made or to be made in respect of “NAVIOS AURORA” in a form acceptable to the Agent and the Majority Lenders;

“Aurora Charter Assignment” means a specific assignment of the rights of the Aurora Owner under the Aurora Charter executed or to be executed by the Aurora Owner in favour of the Security Trustee (including any notices and/or acknowledgement and/or undertakings associated therewith) in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Aurora General Assignment” means a first priority general assignment of the earnings, the insurances and any requisition compensation of “NAVIOS AURORA” executed or to be executed by the Aurora Owner in favour of the Security Trustee, in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Aurora Guarantee” means the unconditional, irrevocable and on demand guarantee of the obligations of the Borrower under the Facility Agreement and the Security Documents required to be executed by the Aurora Owner in favour of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Aurora Management Agreements” means the agreements made or to be made between (i) the Aurora Owner and the Technical Manager and (ii) the Aurora Owner and the relevant Commercial Manager, each in a form previously approved in writing by the Agent (acting on the instructions of the Majority Lenders);

“Aurora Managers’ Undertakings” means the undertakings and assignment, required to be executed respectively hereunder by the Technical Manager and the relevant Commercial

Manager in favour of the Security Trustee in respect of “NAVIOS AURORA” each in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Aurora Mortgage” means a first preferred ship mortgage (and, if required, a deed of covenant collateral thereto) in respect of the “NAVIOS AURORA” made or to be made by the Aurora Owner in favour of the Security Trustee in such form as the Agent and the Majority Lenders may in their sole discretion require;

“Aurora Owner” means a company to be nominated to the Agent as the Owner of “NAVIOS AURORA”‘;

“Aurora Security Documents” means, together:

(a)	the Aurora Guarantee;
(b)	the Aurora General Assignment;
(c)	the Aurora Mortgage;
(d)	the Aurora Charter Assignment, if any; and
(e)	the Aurora Managers’ Undertakings

and, in the singular, means any of them;

“Cash Collateral” means the amount of at least USD76,415,776.25 as if the same may be reduced from time to time in accordance with Clauses 4.1 or 4.4;

“Effective Date” means the Business Day not later than 30 November 2007 (or such later date as the Lenders may agree with the Borrower) on which all the conditions precedent referred to in Clause 3.1 have been fulfilled by the Borrower;

“Facility Agreement” means the Facility Agreement dated 1 February 2007 referred to in Recital (A);

“Kleimar” means Kleimar N.V. a company incorporated in Belgium and having its registered office at Suikerrui 5, B-2000 Antwerp, Belgium;

“Kleimar Guarantee” means the unconditional, irrevocable and on demand guarantee of the obligations of the Borrower under this Agreement and the Master Agreements required to be executed by Kleimar in favour of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion;

“NAVIOS ASTERIKS” means the dry bulk carrier of 76,801 dwt currently registered in the ownership of the Asteriks Owners under the Maltese flag with the name “NAVIOS ASTERIKS” and IMO no. 9304253;

“NAVIOS AURORA” means the dry bulk carrier of [     ] dwt currently registered in the ownership of [                         ] under the [Panamanian] flag with the name “NAVIOS AURORA” and to be acquired by the Aurora Owner and registered in its ownership;

“NAVIOS ORBITER” means the dry bulk carrier of [     ] dwt currently registered in the ownership of [                              ] under the [Panamanian] flag with the name “NAVIOS ORBITER”;

“New Charter Assignments” means the Aurora Charter Assignment and the Orbiter Charter Assignment;

“New General Assignments” means the Asteriks General Assignment, the Aurora General Assignment and the Orbiter General Assignment;

“New Guarantees” means the Asteriks Guarantee, the Aurora Guarantee and the Orbiter Guarantee;

“New Managers’ Undertakings” means the Asteriks Managers’ Undertakings, the Aurora Managers’ Undertakings and the Orbiter Managers’ Undertakings;

“New Mortgages” means the Asteriks Mortgage, the Aurora Mortgage and the Orbiter Mortgage;

New Security Parties” means, together, the Asteriks Owners, the Aurora Owner and the Orbiter Owner;

“New Security Documents” means, together:

(a)	the Asteriks Security Documents;
(b)	the Aurora Security Documents;
(c)	the Orbiter Security Documents; and
(d)	the Kleimar Guarantee

and, in the singular, means any of them;

“New Underlying Documents” means, together, the Aurora Management Agreements, the Orbiter Management Agreements, the Asteriks Management Agreements, the Aurora Charter and the Orbiter Charter;

“New Vessels” means each of “NAVIOS ASTERIKS”, “NAVIOS AURORA” and “NAVIOS ORBITER” as in at any relevant time subject to a New Mortgage;

“Orbiter Charter” means a time charterparty made or to be made in respect of “NAVIOS ORBITER” in a form acceptable to the Agent and the Majority Lenders;

“Orbiter Charter Assignment” means a specific assignment of the rights of the Orbiter Owner under the Orbiter Charter executed or to be executed by the Orbiter Owner in favour of the Security Trustee (including any notices and/or acknowledgements and/or undertakings associated therewith) in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Orbiter General Assignment” means a first priority general assignment of the earnings, the insurances and any requisition compensation of “NAVIOS ORBITER” executed or to be executed by the Orbiter Owner in favour of the Security Trustee, in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Orbiter Guarantee” means the unconditional, irrevocable and on demand guarantee of the obligations of the Borrower under the Facility Agreement and the Security Documents required to be executed by the Orbiter Owner in favour of the Security Trustee in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Orbiter Management Agreements” means the agreements made or to be made between (i) the Orbiter Owner and the Technical Manager and (ii) the Orbiter Owner and the relevant Commercial Manager, each in a form previously approved in writing by the Agent (acting on the instructions of the Majority Lenders);

“Orbiter Managers’ Undertakings” means the undertakings and assignment, required to be executed respectively hereunder by the Technical Manager and the relevant Commercial Manager in favour of the Security Trustee in respect of “NAVIOS ORBITER” each in such form as the Agent and the Majority Lenders may require in their sole discretion;

“Orbiter Mortgage” means a first preferred ship mortgage (and, if required, a deed of covenant collateral thereto) in respect of the “NAVIOS ORBITER” made or to be made by the Orbiter Owner in favour of the Security Trustee in such form as the Agent and the Majority Lenders may in their sole discretion require;

“Orbiter Security Documents” means, together:

(a)	the Orbiter Guarantee;
(b)	the Orbiter General Assignment;
(c)	the Orbiter Mortgage;
(d)	the Orbiter Charter Assignment if any; and
(e)	the Orbiter Managers’ Undertakings

and, in the singular, means any of them;

“Orbiter Owner” means Orbiter Shipping Corporation., a corporation organized and existing under the laws of the Marshall Islands, with its registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, Marshall Islands.

1.3

Application of construction and Interpretation provisions of Facility Agreement. Clauses 1.2, 1.3, 1.4, 1.5 and 1.6 of the Facility Agreement apply, with any necessary modifications, to this Agreement.

2	AGREEMENT OF THE LENDERS
2.1	Release and Discharge of Security. The Lenders agree to:

(a) release and discharge the Mortgages and other Security Documents over m.v.s “NAVIOS FELICITY”, “NAVIOS ALEGRIA”, “NAVIOS GALAXY I”, “NAVIOS GEMINI S” and “NAVIOS LIBRA II”; and

(b) upon such release and discharge, waive the terms of Clause 4.5 of the Facility Agreement so far as they would otherwise relate to the Vessels named in clause 2.1(a) above to the extent that the same conflict with the terms of clauses 4.1 and 4.4 of this supplemental agreement.

On condition that:

2.1.1	the Agent, or its authorised representative, has received the documents and evidence specified in Clause 3.1 in form and substance satisfactory to the Agent;

2.1.2

the representations and warranties contained in clause 5 are then true and correct as if each was made with respect to the facts and circumstances existing at such time and the same being unaffected by the release of the said security; and

2.1.3	no Default has occurred and being continuing and there is no Default which would result from the release of the said Security.
3	CONDITIONS PRECEDENT
3.1	Conditions precedent to Release and Discharge of Security. The conditions referred to in Clause 2.1 are that the Agent shall have received the following documents:
(a)	Corporate documents

Certified Copies of all documents which evidence or relate to the constitution of each Asteriks Owner and its current corporate existence;

(b)	Corporate authorities
(i)

Certified Copies of resolutions of the directors of each of the Borrower and the Asteriks Owners approving such of the New Security Documents to which such Security Party is a party and authorising the execution and delivery thereof and performance of such Security Party’s obligations thereunder, additionally certified by an officer of such Security Party as having been duly passed at a duly convened meeting of the directors of such Security Party and not having been amended, modified or revoked and being in full force and effect; and

(ii)	originals or Certified Copies of any powers of attorney issued by any Security Party pursuant to such resolutions;
(c)	Required Authorisations

a certificate (dated no earlier than 5 Banking Days prior to the Effective Date) that there are no Required Authorisations or that there are no Required Authorisations except those described in such certificate and Certified Copies of which as duly executed (including any conditions and/or documents ancillary thereto) are appended thereto.

(d)	Certificate of incumbency

a list of directors and officers of each of the Borrower and the Asteriks Owners specifying the names and positions of such persons, certified by an officer of such Security Party to be true, complete and up to date;

(e)	Evidence satisfactory to the Lenders that “NAVIOS ASTERIKS”:
(i)	Registration and Encumbrances

is registered in the names of the Asteriks Owners through the Maltese Ships Registry under the laws and flag of Malta and that she and her earnings, insurances and requisition compensation (as defined in the Asteriks Deed of Covenant) are free of Encumbrances except Permitted Encumbrances (such evidence to include relevant certificates issued by the Flag State and results of searches carried out against the said Registry by the Agent or its lawyers);

(ii)	Classification

maintains the Classification free of all requirements and recommendations of the Classification Society; and

(iii)	Insurance

is insured in accordance with the provisions of the relevant New Security Documents and all requirements of such New Security Documents in respect of such insurance have been complied with (including without limitation, receipt by the Agent of customary brokers’ letters of undertaking regarding the placing of hull and machinery and war risks cover and confirmation from the protection and indemnity association or other insurer with which that New Vessel is entered for insurance or insured against protection and indemnity risks, that any necessary declarations required by the association or insurer for the removal of any oil pollution exclusion have been made and that any such exclusion does not apply to her);

(f)	New Security Documents

The Kleimar Guarantee and the Asteriks Security Documents duly executed and delivered;

(g)	Notices of assignment

counterpart originals of duly executed notices of assignment required by the terms of the Asteriks Security Documents referred to in (f) above and in the forms prescribed by these Security Documents and any other documents required to be delivered pursuant thereto;

(h)	Mortgage registration

evidence that the Asteriks Mortgage has been duly registered against “NAVIOS ASTERIKS” in accordance with the laws of the relevant Flag State;

(i)	Laws of the Marshall Islands: opinion

an opinion of Messrs Cozen O’Connor, special legal advisers in New York to the Banks;

(j)	Laws of Belgium

an opinion of Messrs Nauta Dutilh, special legal advisers in Belgium to the Banks;

(k)	Laws of Malta

an opinion of Messrs Ganados, special legal advisers in Malta to the Banks;

(l)	Laws of Panama

an opinion of Messrs Patton Moreno & Asvat, special legal advisers in Panama to the Banks

(m)	Registration forms

such statutory forms duly signed by the Asteriks Owners as may be required by the Agent to perfect the security contemplated by the relevant Security Documents, including, but not limited to, any UCC-1 Financing Statements as the Agent may consider necessary to be filed in Connecticut and Washington DC;

(n)	Cash Collateral

That there is standing to the credit of the Earnings Account (being the account with the Account Bank in the name of the Technical Manager having account no. 1100309183) a sum at least equal to the Cash Collateral and that such amount is blocked on such account in a manner satisfactory to the Lenders;

(o)	ISPS Code

evidence satisfactory to the Agent that “NAVIOS ASTERIKS” is subject to a ship security plan which complies with the ISPS Code and (ii) a copy of the ISSC for such Vessel;

(p)	Manager’s confirmation

written confirmation addressed by the Technical Manager to the Agent that the representations and warranties set out in clause 7.1.20 of the Facility Agreement (Environmental Matters) and clause 7.1.21 of the Facility Agreement (ISM Code) are true and correct;

(q)	Insurance Report

a written report from a maritime insurance consultant or broker acceptable to the Lenders in a form and content acceptable to the Lenders in respect of the insurances on “NAVIOS ASTERIKS”, which report shall certify that such insurances are placed through or with insurance brokers and clubs, in amounts, covering risks and on terms acceptable to the Majority Lenders and that the same are in accordance with the terms of the Mortgage in respect of such Vessel;

(r)	Valuation

a valuation of “NAVIOS ASTERIKS” prepared at the cost of the Borrower by an Approved Broker not more than 3 months prior to the Effective Date and to be provided to the Agent no more than 10 or fewer than 5 Banking Days prior to the Effective Date, giving her charter-free value in scope and form and substance acceptable to the Lenders;

(s)	Fees

evidence that all fees due and payable have been paid in full;

(t)	Survey

a survey report in respect of “NAVIOS ASTERIKS” to be prepared at the cost of the Borrower by a marine surveyor or surveyors acceptable to the Arrangers, in form, substance and scope acceptable to the arrangers.

(u)	Endorsement

the endorsement at the end of this Agreement signed by each Security Party (other than the Borrower);

(v)	London agent

documentary evidence that the agent for service of process named in clause 19 of the Facility Agreement has accepted its appointment;

(w)	Underlying Documents

True and complete copies of the New Underlying Documents and all ISM Code Documentation which relate to “NAVIOS ASTERIKS”; and

(x)	Further opinions, etc

any further opinions, consents, agreements and documents in connection with this Agreement and the Security Documents which the Agent may request by notice to the Borrower prior to the Effective Date.

4	FURTHER AGREEMENT
4.1	Release and Discharge of Security. The Lenders agree to release the Relevant Cash Amount (as defined in Clause 4.2) on condition that:
4.1.1	the Agent, or its authorised representative, has received the documents and evidence specified in Clause 4.3 in form and substance satisfactory to the Agent;
4.1.2

the representations and warranties contained in clause 5 are then true and correct as if each was made with respect to the facts and circumstances existing at such time and the same being unaffected by the release of the Relevant Cash Amount; and

4.1.3	no Default has occurred and being continuing and there is no Default which would result from the release of the Relevant Cash Amount.
4.2	Definitions. In Clause 4.3 where:

“Release Date” is the date on which the Borrower requests a part of the Cash Collateral to be released,

“Relevant Cash Amount” means, in respect of (i) the first of “NAVIOS AURORA” and “NAVIOS ORBITER” to become subject to a Mortgage, the Cash Collateral multiplied by the ratio of the Valuation Amount of such Vessel obtained by the Security Trustee as at 23 October 2007 divided by the aggregate Valuation Amount of both such Vessels provided on that date and (ii) the second of “NAVIOS AURORA” and “NAVIOS ORBITER” to become subject to a Mortgage, the whole of the remaining Cash Collateral; and

either

(i) if “Relevant Vessel” means “NAVIOS AURORA “Relevant Owner” means the Aurora Owner, “Relevant New Security Documents” means the Aurora Security Documents; and

(ii) if “Relevant Vessel” means “NAVIOS ORBITER”, “Relevant Owner” means the Orbiter Owner, “Relevant New Security Documents” means the Orbiter Security Documents.

4.3	Conditions precedent to Release of the Relevant Cash Amount. The conditions referred to in Clause 4.1 are that the Agent shall have received the following documents:
(a)	Corporate documents

Certified Copies of all documents which evidence or relate to the constitution of the Relevant Owner and its current corporate existence;

(b)	Corporate authorities

(i)

Certified Copies of resolutions of the directors of the Relevant Owner approving such of the Relevant New Security Documents to which the Relevant Owner is a party and authorising the execution and delivery thereof and performance of the Relevant Owner’s obligations thereunder, additionally certified by an officer of the Relevant Owner as having been duly passed at a duly convened meeting of the directors of the Relevant Owner and not having been amended, modified or revoked and being in full force and effect; and

(ii)	originals or Certified Copies of any powers of attorney issued by the Relevant Owner pursuant to such resolutions;
(c)	Required Authorisations

a certificate (dated no earlier than 5 Banking Days prior to the Release Date) that there are no Required Authorisations or that there are no Required Authorisations except those described in such certificate and Certified Copies of which as duly executed (including any conditions and/or documents ancillary thereto) are appended thereto.

(d)	Certificate of incumbency

a list of directors and officers of the Relevant Owner specifying the names and positions of such persons, certified by an officer of the Relevant Owner to be true, complete and up to date;

(e)	Evidence satisfactory to the Lenders that the Relevant Vessel:
(i)	Registration and Encumbrances

is registered in the name of the Relevant Owner through the relevant Registry and that she and her earnings, insurances and requisition compensation (as defined in the Mortgage in respect of the Relevant Vessel) and any Charter are free of Encumbrances except Permitted Encumbrances (such evidence to include relevant certificates issued by the Flag State and results of searches carried out against the said Registry by the Agent or its lawyers);

(ii)	Classification

maintains the Classification free of all requirements and recommendations of the Classification Society; and

(iii)	Insurance

is insured in accordance with the provisions of the relevant Relevant New Security Documents and all requirements of such Relevant Security Documents in respect of such insurance have been complied with (including without limitation, receipt by the Agent of customary brokers’ letters of undertaking regarding the placing of hull and machinery and war risks cover and confirmation from the protection and indemnity association or other insurer with which the Relevant Vessel is entered for insurance or insured against protection and indemnity risks, that any necessary declarations required by the association or insurer for the removal of any oil pollution exclusion have been made and that any such exclusion does not apply to her);

(f)	Relevant New Security Documents

The Relevant New Security Documents duly executed and delivered;

(g)	Notices of assignment and acknowledgements

counterpart originals of duly executed notices of assignment required by the terms of the Relevant Security Documents referred to in (f) above and in the forms prescribed by these Security Documents and any other documents required to be delivered pursuant thereto;

(h)	Mortgage registration

evidence that the Mortgage in respect of the Relevant Vessel has been duly registered against the Relevant Vessel in accordance with the laws of the relevant Flag State;

(i)	Laws of the relevant flag state: opinion

an opinion of the Banks’ nominated special legal advisers in the Flag State in which the Relevant Vessel is registered;

(j)	Further opinions

any such further opinions as may be required by the Agent;

(k)	Registration forms

such statutory forms duly signed by the Relevant Owner as may be required by the Agent to perfect the security contemplated by the Relevant Security Documents, including, but not limited to, any UCC-1 Financing Statements as the Agent may consider necessary to be filed in Connecticut and Washington DC;

(l)	Cash Collateral

In respect of the first of “NAVIOS AURORA” and “NAVIOS ORBITER” to become subject to a Mortgage only, that there are standing to the credit of the Earnings Account a sum at least equal to the difference between the Cash Collateral and the Relevant Cash Amount and that such amount is blocked in a manner satisfactory to the Lenders;

(m)	ISPS Code

evidence satisfactory to the Agent that the Relevant Vessel is subject to a ship security plan which complies with the ISPS Code and (ii) a copy of the ISSC for such Vessel;

(n)	Manager’s confirmation

written confirmation addressed by the Technical Manager to the Agent that the representations and warranties set out in clause 7.1.20 of the Facility Agreement (Environmental Matters) and clause 7.1.21 of the Facility Agreement (ISM Code) are true and correct;

(o)	Insurance Report

a written report from a maritime insurance consultant or broker acceptable to the Lenders in a form and content acceptable to the Lenders in respect of the insurances on the Relevant Vessel, which report shall certify that such insurances are placed through or with insurance brokers and clubs, in amounts, covering risks and on terms acceptable to the Majority Lenders and that the same are in accordance with the terms of the Mortgage in respect of such Vessel;

(p)	Valuation

a valuation of “NAVIOS AURORA” and “NAVIOS ORBITER”, prepared at the cost of the Borrower by an Approved Broker not more than 3 months prior to the Release Date and to be provided to the Agent no more than 10 or fewer than 5 Banking Days prior to the Release Date, giving her charter-fee value in scope and form and substance acceptable to the Lenders;

(q)	Survey

a survey report in respect of the Relevant Vessel to be prepared at the cost of the Borrower by a marine surveyor or surveyors acceptable to the Arrangers, in form, substance and scope acceptable to the arrangers.

(v)	London agent

documentary evidence that the agent for service of process named in clause 19 of the Facility Agreement has accepted its appointment in respect of the Relevant Security Documents; and

(w)	Underlying Documents

True and complete copies of the New Underlying Documents and all ISM Code Documentation which relate to the Relevant Vessel; and

(x)	Further opinions, etc

any further opinions, consents, agreements and documents in connection with this Agreement and the Security Documents which the Agent may request by notice to the Borrower prior to the Release Date.

4.4	In this Clause 4.4 the following words have the following meanings:

“Final Date” means 30 July 2008 in respect of “NAVIOS AURORA” and 31 March 2008 in respect of “NAVIOS ORBITER” (or in each case such later date as the Lenders may agree);

“Loan Repayment Amount” means USD76,415,776.25 multiplied by the ratio of the Valuation Amount of the Relevant Vessel obtained by the Security Trustee as at 23 October 2007 divided by the aggregate of the Valuation Amounts of NAVIOS ASTERIKS”, “NAVIOS AURORA” and “NAVIOS ORBITER” on that date;

“Released Cash Amount” means (i) in relation to “NAVIOS ORBITER”, the Cash Collateral multiplied by the ratio of its Valuation Amount to the aggregate Valuation Amounts of both “NAVIOS AURORA” and “NAVIOS ORBITER” obtained by the Security Trustee as at 23 October 2007 and (ii) in relation to “NAVIOS AURORA” the whole of the Cash Collateral Amount;

“Relevant Vessel” means the relevant one of “NAVIOS AURORA” and “NAVIOS ORBITER” in respect of which (i) the Final Date has passed and (ii) no Mortgage has been executed;

“Revolving Reduction Amount” means USD33,743,857.04 multiplied by the ratio of the Valuation Amount of the Relevant Vessel obtained by the Security Trustee as at 23 October 2007 divided by the aggregate of the Valuation Amounts of “NAVIOS ASTERIKS”, “NAVIOS AURORA” and “NAVIOS ORBITER” on that date.

4.4.1	If on the Final Date relating to either Relevant Vessel, such Relevant Vessel is not subject to a Mortgage then on that Final Date:
(a)

Provided that (i) there is no security shortfall under clause 8.2.1 of the Facility Agreement and (ii) no Event of Default has occurred which is continuing, the Account Bank shall pay the Released Cash Amount out of the Cash Collateral in or towards the payments referred to at (b) and (c) below, and once those amounts are paid any balance shall be paid to the Borrower;

(b)	the Borrower shall repay the Loan by the Loan Repayment Amount (and the terms of Clause 4.7 and 4.8 of the Facility Agreement shall apply to such repayments);
(c)	The Revolving Facility shall be reduced by the Revolving Reduction Amount, and if the Revolving Loan then exceeds the Revolving Facility, then the Borrower shall repay the amount of that excess.
5	REPRESENTATIONS AND WARRANTIES
5.1

Repetition of Facility Agreement representations and warranties. The Borrower represents and warrants to each Bank that the representations and warranties in clause 7 of the Facility Agreement, as amended and supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement, remain true and not misleading if repeated on the date of this Agreement with reference to the circumstances now existing.

5.2

Revolving Facility. The Borrower confirms that as at the date hereof the amount of the Revolving Loan is zero, and in particular that all amounts in respect of the Revolving Facility applied in payment for the shares of and in Kleimar have been fully repaid, and no future Revolving Advances shall be applied in financing or refinancing or repaying any sums to any person in relation to the cost of acquiring those shares.

6	AMENDMENTS TO FACILITY AGREEMENT AND OTHER SECURITY DOCUMENTS
6.1	Specific amendments to Facility Agreement. With effect on and from the Effective Date the Facility Agreement shall be, and shall be deemed by this Agreement to be, amended as follows:
(a)	by adding in Clause 1.1 thereof each of the definitions in Clause 1.2 of this Agreement (other than the definitions of “Effective Date” and “Facility Agreement”);
(b)

by adding in the first line of the definition of “Commercial Manager” in Clause 1.1, after the word “means” the words “, in respect of “NAVIOS ASTERIKS”, Kleimar, and in respect of the other Vessels,”;

(c)

by adding as new items (z), (aa), (bb) and (cc) in the list of companies in the definition of “Guarantors” in Clause 1.1 the words “(z) White Narcissus Marine S.A.; (aa) the Aurora Owner, (bb) the Orbiter Owner and (cc) Kleimar N.V.;”

(d)

by adding to the definition of “Mortgage” in Clause 1.1 after the words “in favour of the Security Trustee” the words “and in respect of “NAVIOS ASTERIKS”, the Asteriks Mortgage together with the Asteriks Deed of Covenant; in respect of “NAVIOS AURORA”, the Aurora Mortgage and in respect of “NAVIOS ORBITER” the Orbiter Mortgage;

(e)

by adding in the definition of “Owner” in Clause 1.1 after the words “owner thereof” the words “or, in respect of “NAVIOS ASTERIKS”, the Asteriks Owners, in respect of “NAVIOS AURORA”, the Aurora Owner and in respect of “NAVIOS ORBITER, the Orbiter Owner;

(f)	by adding after the words “Managers’ Undertakings” in the definition of “Security Documents” in Clause 1.1 the words “, the New Security Documents”;
(g)	by adding in the first line of the definition of “Security Party” in Clause 1.1, after the word “ Guarantors” the words “the New Security Parties”;
(h)	by adding in the definition of “Vessels” in Clause 1.1 after the word “schedule 2” the words “and the New Vessels”;
(i)	by deleting the definition of “Flag State” and replacing it with “Flag State” means, in relation to each Vessel the country on whose flag such Vessel is registered;
(j)

by construing the definitions of “Mortgage”, “General Assignment”, “Charter Assignment”, “Guarantee” and “Managers’ Undertaking” to include, respectively, the New Mortgages, the New General Assignments, the New Charter Assignments, the New Guarantees and the New Managers’ Undertakings;

(k)	by construing references throughout to “this Agreement”, “hereunder” and other like expressions as if the same referred to the Facility Agreement as amended and supplemented by this Agreement.
6.2

Amendments to Security Documents. With effect on and from the Effective Date each of the Security Documents other than the Facility Agreement, shall be, and shall be deemed by this Agreement to be, amended as follows:

(a)

the definition of, and references throughout each of the Security Documents to, the Facility Agreement and any of the other Security Documents shall be construed as if the same referred to the Facility Agreement and those Security Documents as amended and supplemented by this Agreement or the relevant New Security Documents;

(b)

by construing references throughout each of the Security Documents to “this Agreement”, “this Deed”, “hereunder” and other like expressions as if the same referred to such Security Documents as amended and supplemented by this Agreement or the relevant New Security Documents.

6.3	Security Documents to remain In full force and effect. The Security Documents shall remain in full force and effect as amended and supplemented by:
(a)	the amendments to the Security Documents contained or referred to in Clauses 6.1 and 6.2 or the relevant New Security Documents ; and
(b)	such further or consequential modifications as may be necessary to give full effect to the terms of this Agreement,

7	FURTHER ASSURANCES
7.1	Borrower’s obligation to execute further documents etc. The Borrower shall, and shall procure that any other party to any Security Document shall:
(a)

execute and deliver to the Agent (or as it may direct) any assignment, mortgage, power of attorney, proxy or other document, governed by the law of England or such other country as the Agent may, in any particular case, specify,

(b)

effect any registration or notarisation, give any notice or take any other step, which the Agent may, by notice to the Borrower or other party, specify for any of the purposes described in Clause 7.2 or for any similar or related purpose.

7.2	Purposes of further assurances. Those purposes are:
(a)

validly and effectively to create any Security Interest or right of any kind which the Lender intended should be created by or pursuant to the Facility Agreement or any other Security Document, each as amended and supplemented by this Agreement; and

(b)	implementing the terms and provisions of this Agreement.
7.3

Terms of further assurances. The Agent may specify the terms of any document to be executed by the Borrower or any other party under Clause 7.1, and those terms may include any covenants, powers and provisions which the Agent considers appropriate to protect its interests.

7.4	Obligation to comply with notice. The Borrower shall comply with a notice under Clause 7.1 by the date specified in the notice.
7.5

Additional corporate action. At the same time as the Borrower or any other party delivers to the Agent any document executed under Clause 7.1(a), the Borrower or such other party shall also deliver to the Agent a certificate signed by 2 of the Borrower’s or that other party’s directors which shall:

(a)	set out the text of a resolution of the Borrower’s or that other party’s directors specifically authorising the execution of the document specified by the Agent, and
(b)

state that either the resolution was duly passed at a meeting of the directors validly convened and held throughout which a quorum of directors entitled to vote on the resolution was present or that the resolution has been signed by all the directors and is valid under the Borrower’s or that other party’s articles of association or other constitutional documents.

8	FEES AND EXPENSES
8.1	Arrangement fee. The Borrower shall pay to the Lenders on the date of this Agreement a non-refundable arrangement fee of $115,000.

8.2

Expenses. The provisions of clause 5 (Fees and Expenses) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

9	NOTICES
9.1

General. The provisions of clause 17 (Notices) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

10	SUPPLEMENTAL
10.1	Counterparts. This Agreement may be executed in any number of counterparts.
10.2	Third party rights. A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Agreement.

11	LAW AND JURISDICTION
11.1	Governing law. This Agreement shall be governed by and construed in accordance with English law.
11.2

Incorporation of the Facility Agreement provisions. The provisions of clauses 18 and 19 (Governing Law and Jurisdiction) of the Facility Agreement, as amended and supplemented by this Agreement, shall apply to this Agreement as if they were expressly incorporated in this Agreement with any necessary modifications.

IN WITNESS whereof the parties to this Agreement have caused this Agreement to be duly executed on the date first above written.

SIGNED as a deed by GEORGIA	)
BARBANARA	)
for and on behalf of	)
NAVIOS MARITIME HOLDINGS INC.	)	/s/ Georgia Barbanara
(as Borrower under and pursuant to	)
a power of attorney dated	)
13 November 2007))
SIGNED by ROBIN PARRY	)
for and on behalf of	)
COMMERZBANK AG	)	/s/ Robin Parry
(as a Lender))
SIGNED by ROBIN PARRY	)
for and on behalf of	)
HSH NORDBANK AG	)	/s/ Robin Parry
(as a Lender))

SIGNED by ROBIN PARRY	)
for and on behalf of	)
HSH NORDBANK AG	)	/s/ Robin Parry
(as a Swap Bank))
SIGNED by ROBIN PARRY	)
for and on behalf of	)
HSH NORDBANK AG	)	/s/ Robin Parry
(as Joint-Arranger, Agent, Account	)
Bank and Security Trustee))
SIGNED by ROBIN PARRY	)
for and on behalf of	)
COMMERZBANK AG	)	/s/ Robin Parry
(as Joint-Arranger))
SIGNED by ROBIN PARRY	)
for and on behalf of	)
COMMERZBANK AG	)	/s/ Robin Parry
(as Swap Bank))
Witness to all the above	)
Signatures:Ronan Le Du	)	/s/ Ronan Le Du
Name: Ince & co.	)
Address Akti Miaouli: 47-49 Piraeus 185 36 Greece	)

We on this 15 day of November 2007 hereby confirm and acknowledge that we have read and understood the terms and conditions of the above Supplemental Agreement and agree in all respects to the same and confirm that the Security Documents to which we are a party shall remain in full force and effect and shall continue to stand as security for the obligations of the Borrower under the Facility Agreement (as amended by the Supplemental Agreement) and shall, without limitation, secure the Loan.

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou
For and on behalf of	For and on behalf of
NAVIOS CORPORATION	NAVIOS INTERNATIONAL INC.

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou
For and on behalf of	For and on behalf of
NAVIMAX CORPORATION	NAVIOS HANDYBULK INC.

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou
For and on behalf of	For and on behalf of
ANEMOS MARITIME HOLDINGS INC.	NAVIOS SHIPMANAGEMENT INC.

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou
For and on behalf of	For and on behalf of
ACHILLES SHIPPING CORPORATION	APOLLON SHIPPING CORPORATION

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou
For and on behalf of	For and on behalf of
HERAKLES SHIPPING CORPORATION	HIOS SHIPPING CORPORATION

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou
For and on behalf of	For and on behalf of
IONIAN SHIPPING CORPORATION	KYPROS SHIPPING CORPORATION

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou
For and on behalf of	For and on behalf of
MERIDIAN SHIPPING ENTERPRISES INC.	MERCATOR SHIPPING CORPORATION

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou
For and on behalf of	For and on behalf of
ARC SHIPPING CORPORATION	NAV HOLDINGS LIMITED

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou
For and on behalf of	For and on behalf of
HORIZON SHIPPING ENTERPRISES	MAGELLAN SHIPPING CORPORATION
CORPORATION

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou
For and on behalf of	For and on behalf of
STAR MARITIME ENTERPRISES	HYPERION ENTERPRISES INC.
CORPORATION

/s/ Vasiliki Papaefthymiou	/s/ Vasiliki Papaefthymiou
For and on behalf of	For and on behalf of
AEGEAN SHIPPING CORPORATION	HESTIA SHIPPING LTD.